RELIANCE GLOBAL GROUP, INC.

300 Blvd. of the Americas, Suite 105

Lakewood, NJ 08701

November 6, 2023

CORRESPONDENCE FILING VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reliance Global Group, Inc.
Registration Statement Filed on Form S-3
(File No. 333-275190)

Ladies and Gentlemen:

On behalf of Reliance Global Group, Inc. (the “Company”), in accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4 P.M. Eastern Time on Tuesday, November 7, 2023, or as soon thereafter as is practicable.

The Company acknowledges that:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that a copy of the Commission’s order declaring the Registration Statement on Form S-3 effective to its legal counsel Laura Anthony via email at lanthony@anthonypllc.com.

Sincerely,

/s/ Joel Markovits
Joel Markovits
Chief Financial Officer

cc:	Laura Anthony, Esq.